Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

August 24, 2021

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:    Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Boston Common ESG Impact Emerging Markets Fund (S000070633)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, Carl Gee, and Gina Bergdorf of U.S. Bank Global Fund Services, on December 14, 2020, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 801 to its registration statement. PEA No. 801 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 27, 2020. The purpose of PEA No. 801 was to add one new series of the Trust: Boston Common ESG Impact Emerging Markets Fund (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

* * * * * *

The Trust’s responses to your comments are as follows:

GENERAL
1.    Please provide the Staff with the Trust’s response letter at least five business days prior to effectiveness of the Fund’s registration statement.

Response 1: The Trust is providing this response letter more than five business days prior to effectiveness.

2.    Please fill in all blanks, brackets and otherwise missing information.

Response 2: The Trust confirms that it will fill in all blanks, brackets and otherwise missing information prior to filing the post-effective amendment on Form N-1A to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

3.    Please supplementally confirm whether the Fund intends to file using the Inline XBRL format, directly with the post-effective amendment under Rule 485(b).

Response 3: The Trust responds by confirming that the Fund will file the Inline XBRL simultaneously within the 485BPOS filing.

PROSPECTUS
4.    On page 3 of the prospectus, the Fund’s fee table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”). Please supplementally confirm whether there is any AFFE expected in the first year of operations. If the Fund does have AFFE greater than 0.01%, please include as a separate line item to the fee table under “Annual Fund Operating Expenses.”

Response 4: The Trust supplementally confirms that AFFE for the Fund’s first year of operations is estimated to be less than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

5.    On page 3 of the prospectus, the second sentence of footnote 2 to the Fund’s fee table states “The Expense Cap is indefinite, but will remain in effect until at least January 31, 2023 and may be terminated at any time by the Trust’s Board of Trustees (the “Board”) upon 60 days’ notice to the Adviser, or by the Adviser with consent of the Board.” Please consider removing the word “indefinite” or explain why it is appropriate when there is an apparent end date to the Expense Cap.

Response 5: The Trust confirms that Fund’s operating expense limitation agreement has an indefinite term. There is no term end date, and the Board does not need to renew the Expense Cap on a yearly basis. Per instruction 3(e) to Item 3 of Form N-1A, the Fund discloses that the expense cap will remain in place at least through January 31, 2024 to assure shareholders that the Expense Cap will not be removed or increased prior to that date. Additionally, by including a specific date, the Trust is able to reflect the effect of the Expense Cap for Year 1 of the Expense Example following the Fee Table pursuant to instruction 4(a) to Item 3 of Form N-1A, even while the Expense Cap is expected to continue beyond that date.

6.    As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter and provide the clear purpose for each derivative, such as hedging or speculation.

Response 6: The Trust confirms that the Fund does not intend to utilize derivatives to any significant degree. The Trust believes that the disclosure is consistent with the guidance provided in the ICI Letter.

a.    Follow-up to Comment 6 in case the Fund does invest in derivatives, how does the Fund calculate the derivative position for the purposes of meeting the 80% names rule test? Please disclose. Note, synthetic instruments are permitted in the 80% basket if they have economic characteristics similar to the types of securities in that basket.

Response to 6(a): The Trust confirms as noted in response to comment 6, the Fund is not expected to invest significantly in derivatives.

7.    The Staff notes that in the “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, the second paragraph discusses that the Fund intends to use one or multiple third-party data/scoring providers. In the principal strategies section, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider's criteria/methodology in the principal strategies section. Also, consider any related principal risks to the Fund's use of third-party data providers, since the criteria used by providers can differ significantly.

Response 7: The Fund’s primary providers follow:

MSCI:

MSCI ESG Ratings – industry specific ESG company ratings from AAA (Best) to CCC (worst) including Industry Sector Reports, Company Profiles and Thematic Research.

MSCI ESG Metrics – consistent set of environmental, social, and governance (ESG) scores, simple metrics and underlying data covering risk exposure, controversies, performance and practices for a broad coverage universe.

MSCI ESG BISR Individual Screens – identifies companies with ties to specific restriction categories.

MSCI ESG Controversies – identifies companies involved in significant environmental, social, or governance controversies and violations of global ESG-related norms and conventions, such as the U.S. Global Compact.

MSCI ESG BISR Global Sanctions – identifies companies with ties to various sanctions measures or related State or Federal mandates concerning operations in certain counties.

MSCI ESG Climate Change Metrics – provides carbon emissions, fossil fuel exposure, environmental impact data and screens as well as climate-related risk exposure and management assessment on companies.

ISS Climate Impact Reporting – holistic climate impact reporting addressing 1) current greenhouse gas exposure (carbon footprint) 2) transitional climate risks linked to fossil reserve owning and burning companies 3) physical climate risks linked to the sector and geographic exposure of the portfolio holdings and 4) the compliance of the portfolio with the international agreement to limit global warming to below 2 degree Celsius versus pre-industrial levels.

Vigeo-Eiris – 1) ESG research provided in the form of scores, ratings, company profiles and alerts 2) Sector reports 3) Controversies database 4) Controversial activities screening and 5) sustainable goods and services.

Lexis-Nexis - platform with 60,000 legal, news, and public records sources.

8.    The Staff notes that in the “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, the second paragraph discusses Social and Governance areas, which note factors included. Please explain whether this is a complete list of factors. If not a complete list of factors, please disclose additional factors and details.

Response 8: The Fund’s ESG factors follow:

SEEK

Environment

1.Provide products or services that reduce waste generation or conserve natural resources.
2.Have made significant progress in reducing the volume and toxicity of waste, emissions, and effluents.
3.Have developed innovative programs to reduce direct and indirect greenhouse gas emissions and use of energy, water, materials, and land.
4.Have developed strong environmental management systems, including clear environmental policies and regular audits.
5.Have made a commitment to standardized environmental reporting.

Energy

1. Develop and market renewable energy technology.
2. Provide products or services to increase energy efficiency.
3. Develop innovative programs to reduce direct and indirect greenhouse gas emissions.
4. Achieve significant progress in cutting greenhouse gas emissions.
5. Respond to CDP (Carbon Disclosure Project).

Human Rights and Employment

1. Have positive labor union relations or employee participation.
2. Have strong programs to promote employee, management, and board diversity.
3. Provide above‐average compensation and benefits for rank‐and‐file workers.

4. Demonstrate support of work/life balance initiatives.
5. Demonstrate transparency on workplace issues.
6. Have explicit human rights principles or global labor standards, with independent monitoring and reporting.
7. Respect the lands and cultures of Indigenous Peoples, and operate in line with the international standards of the United Nations Declaration on the Rights of Indigenous Peoples, ILO Convention 169, and Free Prior and Informed Consent.

Community

1. Have shown innovation in their involvement with communities in which they operate.
2. Have developed formal communications structures to interact with community groups, and demonstrate a high level of accountability to them.
3. Have achieved strong ratings under the Community Reinvestment Act for US operations.

Product Purity & Safety

1. Produce safe, useful, high‐quality products or services that enhance quality of life for their consumers.
2. Use responsible pricing and marketing practices and respond positively to product safety concerns.

Governance

Reformulates their policies and programs to address past problems and strive toward:
1. Accepts input from stakeholders and investors to improve strategic decision making.
2. Exhibit board diversity and independence to promote the company’s and its shareowners’ long term interests;
3. Aligns interests through remuneration, in order to ensure that senior executives and management interests are aligned with the interests of shareowners to maximize long‐term value, including ESG concerns.

AVOID

Labor & Employment
1. Have a history and pattern of violating fair labor standards (as defined by the International Labour Organization (ILO) standards) and freedom of association.
2. Targets of active boycotts of national labor unions.
3. Have a history of significant health and safety problems (such as repeated major fines from the occupational health and safety authority and/or a number of health and safety lawsuit settlements).
4. Have a history of using forced labor, child labor, or sweatshops.
5. Have a history of significant illegal employment discrimination.

Environment

1. Have an egregious environmental record or pattern of environmental violations.

2. Exhibit poor environmental performance relative to peers in high negative environmental impact industries.
3. Have responsibility for causing major environmental disasters and responding negligently.
4. Significantly engaged in practices with negative global impacts. These practices include production of genetically modified organisms or seeds, mining of coal and uranium (and their major suppliers), electric power generation relying on coal or nuclear power, and manufacture of polyvinyl chloride (PVC).

Energy

1. Companies primarily engaged in industries related to fossil fuel production. This includes companies primarily engaged in the extraction, exploration, production, manufacturing or refining of fossil fuels. However, the Fund may invest in companies that use fossil fuel‐ based energy as an input within their operations or distribute fossil fuels.
2. Operate or have direct equity ownership of nuclear power plants, mine or process uranium for fuel, supply crucial components of nuclear power reactors (zero tolerance).
3. Receive significant revenues (>10%) from nuclear power plant design, construction, maintenance or parts.
4. Electric utilities whose primary revenues are from coal fired power generation. Companies whose primary revenues are from providing equipment used for coal mining or from transporting thermal coal.
5. Companies whose primary revenues are from producing corn‐based ethanol used for transportation fuels.

Human Rights

1. Have a history of significantly and directly supporting human rights abuses.
2. Companies that directly support governments that suppress or deny human rights including foreign governments where the U.S. Government has current sanctions in force.
3. Companies that own or operate private prisons.

Governance

1. Currently engage in egregious activities that compromise shareholder value, such as extortion, bribery, securities fraud, and corruption.
2. Are major opponents of federal climate change policies.

Exclusions

1.Tobacco, Alcoholic Beverages, Gambling, Animal Welfare, and Weapons.

9.    The Staff notes that the Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics consistent with its chosen ESG definition or focus. The disclosure should include whether the Adviser makes these determinations by reference to, for example: (a) an ESG index, (b) a third-party rating organization, (c) a proprietary screen and the factors the screen applies, or (d) a combination of the above methods. The Fund should also describe its due diligence practices in applying the screening criteria to portfolio companies (e.g., does the Fund perform its own independent analysis of issuers, or does it rely exclusively on third-party screens).

Response 9: In response to the Staff’s comment, the Trust has made revisions to the Fund’s principal investment strategies to further explain the Adviser’s definition of “ESG characteristics” and how the Adviser determines the Fund’s ESG characteristics, as follows:

Our ESG research process integrates information from disparate sources to form a holistic understanding of corporate performance. We review company filings, trade journals, and industry reports to understand a company’s products and activities, and place it in context with its peers. We search business and news databases covering over 11,000 publications to capture events and analyses related to corporate practices. We reference additional databases that document defense contracts, legal proceedings, and environmental violations, plus we subscribe to specialized ESG data services. We communicate regularly with trade unions, nongovernmental organizations, activist groups, and government agencies about corporate behavior on the ground and in the far reaches of the world. We query corporate management through meetings, letter campaigns, emails, and phone calls about areas of particular concern. Drawing on this mosaic of sources, our analysts distill conclusions about a company’s overall profile across the full set of ESG issue areas. Please find below a chart summarizing our sources.

10.    Please clarify in the last paragraph of “Principal Investment Strategies” section on page 4 of the Fund’s prospectus, whether the Adviser employs any “negative screens” (i.e., will not purchase) and if so, what they are (e.g., tobacco or fossil fuel companies, and companies associated with gambling).

Response 10: Boston Common excludes companies that:

•receive significant revenues (>5%) or have leading market share in production and marketing of tobacco products, including components.
•receive significant revenues (>5%) or have leading market share in production and marketing of alcoholic beverages, including components.
•receive significant revenues (>5%) of have leading market share from gambling devices or activities including lotteries and hotels with casinos.
•operate or have direct equity ownership of nuclear power plants, mine or process uranium for fuel supply crucial components of nuclear power reactors (zero tolerance).
•receive significant revenues (>10%) from nuclear power plant design, construction, maintenance or parts.
•demonstrate a history and pattern of marketing unsafe products, asserting false marketing claims, or engaging in irresponsible marketing.
•engage in irresponsible animal testing or widespread abuses of animals, such as in entertainment and factory farming.
•receive significant (>5%) from the production of firearms or military weapons systems, including key components.
•produce or manufacture biological, chemical, or nuclear weapons, anti-personnel landmines, or cluster munitions (zero tolerance).
•rank in the top 50 global defense contractors for weapons.

11.    The Staff notes that the “Principal Investment Strategies” section on page 5 of the Fund’s prospectus, the second sentence of the first paragraph mentions convertible securities. Please supplementally confirm whether convertible securities are included as part of the Fund’s 80% test. Note: An equity fund can include convertible debt securities in the 80% basket of equity securities if the convertible debt is “in the money.” If the convertible debt was “in the money” when it was purchased, any subsequent change to “out of the money” would not require the debt to be excluded from the 80% basket.

Response 11: The Trust responds by supplementally confirming that convertible securities are not part of the Fund’s 80% test.

12.    The Staff notes that the “Principal Investment Risks” section on page 5 of the Fund’s prospectus includes “Specific Country and Region Risk.” Please clarify whether the Fund intends to invest significantly in any additional specific regions that represent a principal risk, such as Latin America, Africa, and South Africa, for example. If so, please add disclosure regarding those particular regions in the Fund’s “Principal Investment Risks” section.

Response 12: The Trust confirms that it does not believe it is appropriate to add any additional specific regions to the principal risks for the Fund since the Trust does not consider the Fund’s exposure to any of those particular individual regions, other than those listed in the “Specific Country and Region Risk” (Europe and Asia), to be material. The Trust believes that no additional disclosure in the “Principal Investment Risks” section is necessary.

13.    The staff notes that the “Principal Investment Risks” section on page 5 of the Fund’s prospectus includes “ETF Trading Risk.” If relevant, please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares and listed in trading is open, there may be changes between the last quote and the closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between ETFs market price and underlying share value.

Response 13: The Trust responds by confirming that the disclosure has been revised in response to this comment as follows:

ETF Trading Risk: To the extent the Fund invests in ETFs, it is subject to additional risks that do not apply to mutual funds, including the risk that the market price of an ETF’s shares may trade at a discount to its net asset value (“NAV”), an active secondary trading market may not develop or be maintained, or trading may be halted by the exchange in which the ETFs trade, which may impact the Fund’s ability to sell its shares of an ETF. Where all or portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares and listed in trading is open, there may be changes between the last quote and the closed foreign market and the value of such security during the ETF’s domestic trading day.

14.    Please consider whether the Fund’s prospectus risk disclosure, “Market and Regulatory Risk,” should be expanded to address the coronavirus pandemic specifically or if a pandemic risk factor should be added. If the Fund believes that no additional prospectus disclosure is warranted, please explain supplementally why not.

Response 14: The Trust notes that the Market and Regulatory Risk includes disclosure stating that “spread of deadly diseases” may lead to increased market volatility and may have adverse long-term effects on world economies and markets generally. The Fund will continue to monitor developments posed by the COVID-19 pandemic and Delta variant, update the Fund’s disclosure as necessary, and appreciates the Staff’s attention being given to this matter.

15.    The staff notes on page 11, the first full paragraph states “[w]e use our voice as a shareowner to raise environmental, social, and governance issues with the management of select portfolio companies through a variety of channels.” Please explain how the Fund or Adviser select which companies to engage with?

Response 15: In order to prioritize the Adviser’s focus and impact, Boston Common has established a three-year engagement framework with two to three key initiatives across our three sustainability pillars -environmental, social and governance. Boston Common continues to review these initiatives on an annual basis and track engagement impact through our reporting.

Our Strategic pillars:

Environment: Promote the transition to a low carbon and sustainable future
Social: Respect for human rights, and gender and income equality
Governance: Advocate for ethical, transparent, inclusive and accountable corporate culture

In addition, we are focused on aligning our investments and our engagement activity with the United Nation’s SDGs and the post 2030 sustainable development agenda. Finally, we tackle emerging issues such as gun violence, private prison labor and immigration detention.

16.    The staff notes on page 14, “The remaining principal risks are presented in alphabetical order,” but the risks are not listed in alphabetical order. Please reorder as appropriate.

Response 16: The Trust responds by confirming that the disclosure has been revised in response to this comment.
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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.
Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc:    Domenick Pugliese, Esq., Sullivan & Worcester, LLP
    Kristina Eisnor, Boston Common Asset Management, LLC